Exhibit 1.01

AMENDMENT TO TRUST AGREEMENT

This Amendment (the “Amendment”) to the Third Amended and Restated Declaration of Trust and Trust Agreement of Osprey Bitcoin Trust, by and among Osprey Funds, LLC, a Delaware limited liability company (“Sponsor”), Delaware Trust Company (“Trustee”), and the Shareholders, dated as of December 18, 2025 (the “Trust Agreement”) is dated and effective as of January 9, 2026. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

WHEREAS, Section 10.1 of the Trust Agreement provides that the Sponsor may amend the Trust Agreement without the consent of Shareholders, subject to certain exceptions, including without limitation that the Sponsor deems the amendment necessary or advisable and the amendment in not materially adverse to the interest of Shareholders;

WHEREAS, the Sponsor deems it necessary or advisable to amend the Trust Agreement to facilitate the placement of cash Purchase and Redemption Orders and to make corresponding changes to the Trust Agreement, which changes in each case are not adverse to the interests of Shareholders;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to amend the Trust Agreement as follows:

Section 3.3(a) of the Trust Agreement is hereby amended to update the cutoff time for cash Purchase Orders for the Creation and Issuance of Baskets from 6:00 p.m., Eastern Time on the Business Day prior to the Purchase Order Date, to 5:30 p.m., Eastern Time, so the third sentence of Section 3.3(a) now reads as follows: “For purposes of processing Purchase and Redemption Orders (and otherwise under this Trust Agreement), Purchase Orders must be placed by 3:59 p.m., Eastern Time for in-kind orders on the Purchase Order Date, or 5:30 p.m., Eastern Time on the Business Day prior to the Purchase Order Date for cash orders.”

Section 6.1(b)(i) of the Trust Agreement is hereby amended to update the cutoff time for cash Redemption Orders for Redemption Baskets from 6:00 p.m., Eastern Time on the Business Day prior to the Purchase Order Date, to 5:30 p.m., Eastern Time, so the third sentence of Section 6.1(b)(i) now reads as follows: “Redemption Orders must be placed by 3:59 p.m. Eastern Time for in-kind orders, or 5:30 p.m., Eastern Time on the Business Day prior to the Purchase Order Date (defined below) for cash orders.”

All other terms and conditions of the Trust Agreement not hereby amended shall otherwise remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

OSPREY FUNDS, LLC:

By	/s/ Gregory King
Name:	Gregory King
Title:	CEO